EXHIBIT 99.10

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Mercator Minerals Ltd.

We consent to the inclusion in the annual report on Form 40-F of our report dated March 30, 2012, with respect to the consolidated balance sheets of Mercator Minerals Ltd. as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information, which is contained in this annual report on Form 40-F.

//s//  KPMG LLP

Chartered Accountants

Vancouver, Canada
March 30, 2011

 KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.